-UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

SAP SE
(f/k/a SAP AG)
(Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)

803054204
(CUSIP Number)

DECEMBER 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

∗
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803054204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Hasso Plattner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	38,876,048
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	38,876,048
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		38,876,048*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		3.3%
12	TYPE OF REPORTING PERSON		IN

*
Excludes 37,961,031 ordinary shares owned by HP Endowment GmbH & Co. KG (“HPE”), a subsidiary of the charitable Hasso Plattner Foundation.  Dr. Plattner no longer exercises voting or dispositive power with respect to ordinary shares held by HPE.  See Item 4.

CUSIP No. 803054204

Item 1(a)	Name of Issuer.
The name of the issuer is SAP SE (f/k/a SAP AG) (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.
The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.

Item 2(a)	Name of Person Filing.
Dr. Hasso Plattner
The foregoing person is hereinafter referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address of Principal Business Office or, if None, Residence.
Seestrasse 35-17, 14467 Potsdam, Germany

Item 2(c)	Citizenship.
Federal Republic of Germany

Item 2(d)	Title of Class of Securities.
Ordinary shares, without nominal value

Item 2(e)	CUSIP Number.
803054204

Item 3	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act,
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act,
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
	(e)	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
	(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
	(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
	(h)	[ ]	Savings Association as defined in Section 3 (b) of the Federal Deposit Insurance Act,
	(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 803054204

Item 4	Ownership.
The percentages used herein and in the rest of Item 4 are calculated based upon 1,228,504,232 ordinary shares (excluding 61,386,685 treasury shares) of the Company issued and outstanding as of December 31, 2022, as reported by the Company to the Reporting Person. As of the close of business on December 31, 2022:

(a)	Amount beneficially owned: 38,876,048*
* Excludes 37,961,031 ordinary shares owned by HP Endowment GmbH & Co. KG (“HPE”), a subsidiary of the charitable Hasso Plattner Foundation.  In June 2022, Hasso Plattner further advanced his estate planning by donating his stake in the general partner of HPE to the Hasso Plattner Foundation, thus fulfilling his giving pledge and divesting himself of the voting and dispositive power over the ordinary shares of SAP owned by HPE. Pursuant to an agreement with Dr. Plattner, HPE engages in non-binding consultations with Dr. Plattner in connection with voting of the ordinary shares.  However, HPE exercises voting and dispositive power over the ordinary shares independently of Dr. Plattner and has not reached any agreement or understanding to act together with Dr. Plattner with respect to the acquisition, holding, disposing or voting of the ordinary shares.  Dr. Plattner disclaims beneficial ownership of the ordinary shares held by HPE.

(b)	Percent of class: 3.3%
(c)	(i)	Sole power to vote or direct the vote: 38,876,048
	(ii)	Shared power to vote or direct the vote: 0
	(iii)	Sole power to dispose or direct the disposition: 38,876,048
	(iv)	Shared power to dispose or direct the disposition: 0
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
To the knowledge of the Reporting Person, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certification.
Not Applicable.

CUSIP No. 803054204

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023
Prof. Dr. h.c. Hasso Plattner

	By:	/s/ Rouven Westphal
	Name:	Dr. Rouven Westphal

Attorney-In-Fact
DR. HASSO PLATTNER

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